Exhibit (a)(9)

iCAD, Inc.

Supplement to
Offer to Exchange Certain Outstanding Options
To Purchase Common Stock

October 13, 2006

We are providing our employees, including our executive officers, our directors and two physicians who provide consulting services to us (and are the only consultants eligible to participate in the offer) the following supplemental information regarding our offer to exchange Eligible Options for New Options. You should read this supplement together with the Offer to Exchange Certain Outstanding Options to Purchase Common Stock dated September 22, 2006 (“Offer to Exchange”) when making your decision whether to accept or reject the offer.

Except as set forth below, the original terms of the offer and the information in the Offer to Exchange remain in effect. The information in this supplement is in addition to and some of it is different from the information contained in the Offer to Exchange and related Letter of Transmittal and Notice of Withdrawal. To the extent the information in this supplement is different from the information contained in the Offer to Exchange, Letter of Transmittal or Notice of Withdrawal the information in this supplement will govern the terms of the offer.

I. Offer to Exchange, Letter of Transmittal and Notice of Withdrawal

Expiration and Cancellation Dates

ALL REFERENCES TO OUR OFFER AND YOUR WITHDRAWAL RIGHTS AS STATED IN THE OFFER TO EXCHANGE, THE LETTER OF TRANSMITTAL AND NOTICE OF WITHDRAWAL EXPIRING AT 5:00 PM EASTERN TIME ON OCTOBER 20,2006, UNLESS WE EXTEND THE OFFER ARE HEREBY MODIFIED SO THAT THE EXPIRATION DATE OF OUR OFFER (THE “EXPIRATION DATE”) WILL NOW OCCUR AT 12:00 MIDNIGHT ON OCTOBER 20, 2006 UNLESS WE EXTEND THE OFFER. THE ELIGIBLE OPTIONS SURRENDERED AND ACCEPTED BY US FOR CANCELLATION WILL NOW BE CANCELLED AS OF 12:00 MIDNIGHT ON THE EXPIRATION DATE RATHER THAN AT 5:00 PM ON SUCH DATE.

II. Offer To Exchange

General

All references in the Offer to Exchange to the ability of our Board of Directors in its sole discretion, to terminate the offer at any time prior to the Closing Date is modified to provide that our Board can only terminate the offer prior to the Closing Date for the reasons set forth under Section 7 of the Offer to Exchange entitled “Conditions of the Offer”.

Eligible Participants-The references throughout the Offer to Exchange to the ability of certain of our consultants to participate in the offer refers only to two physicians who are currently providing consulting services to us, both of whom own Eligible Options.

Section 3 - Purpose of the Offer.

We are adding the following immediately prior to the last paragraph of Section 3 of the Offer to Exchange:

We have no plans, proposals or negotiations that relate to or would result in:

(i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries; (ii) any purchase, sale or transfer of a material amount of our assets of the assets of any of our subsidiaries; (iii )any material change in our present dividend rate or indebtedness or capitalization (however, we have, in the past, borrowed funds from certain of our officers and directors and unaffiliated parties and have borrowing availability under a line of credit with our Chairman of the Board and we may borrow additional funds under this line of credit or otherwise in the future; (iv) any change in our present Board of Directors or management, including, but not limited to, a change in the number or term of Directors or to fill any existing Board of Directors vacancies or to change any material terms of the employment contract of any of our executive officers ,other than recent discussions we have had with our Vice Chairman of the Board, W. Scott Parr, regarding his possible resignation from our Board of Directors which we expect to occur shortly, (v)  any other material change in our corporate structure or business; (vi) our Common Stock not being authorized for quotation in an automated quotation system operated by a national securities association; (vii) our Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; (viii) the suspension of our obligation to file reports under to Section 15(d) of the Securities Exchange Act; (ix) the acquisition by any person of a material amount of our securities or the disposition of a material amount of our securities; or (x) any changes in our certificate of incorporation, bylaws or other governing instruments, or any actions that could impede our acquisition or control.

Section 5-Change in Election-Withdrawal Rights.

Section 5 of the Offer to Exchange is amended by adding the following to the end of the first paragraph of Section 5:

Notwithstanding the foregoing, any Eligible Options tendered that have not been accepted by us for cancellation after the expiration of forty (40) business days from the commencement of the Offer to Exchange may be withdrawn by you.

Section 6-Acceptance of Eligible Options for Cancellation and Repurchase; Issuance of New Options,

We are modifying the third sentence of the third paragraph of Section 6 to provide that we will send you option agreements evidencing the New Options within one week of the Cancellation Date.

Section 7- Conditions Of The Offer

The first paragraph of this Section and the second, third, fourth and seventh bullet points in this section are modified to read as follows:

Notwithstanding any other provision of the offer, we will not be required to accept for cancellation any Eligible Options tendered, and we may terminate or amend the offer, or postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Eligible Options) for cancellation, if at any time on or after September 22, 2006 and prior to the Expiration Date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of Eligible Options elected for exchange:

•
there has been instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that challenges the making of the offer, the acquisition of some or all of the Eligible Options tendered for cancellation pursuant to the offer, the issuance of New Options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, would materially and adversely affect the business, condition (financial or other), income, operations or prospects of iCAD or our majority-owned or wholly-owned subsidiaries;

•
there has been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any legislative body, court or any authority, agency or tribunal that, in our reasonable judgment, would or might:

(i)
make the issuance of New Options for, some or all of the Eligible Options tendered for cancellation illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

(ii)	delay or restrict our ability, or render us unable, to issue New Options for, some or all of the Eligible Options tendered for cancellation; or

(iii)	materially and adversely affect the business, condition (financial or other), income, operations or prospects of iCAD or our majority-owned or wholly-owned subsidiaries;

•	there has occurred:

(i)	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in the over-the-counter market;

(ii)	any increase or decrease in the market price of the shares of our Common Stock;

(iii)
the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

(iv)	the commencement of a war, armed hostilities or other international or national crises involving the United States;

(v)
any limitation, whether or not mandatory, by any governmental regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

(vi)
any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), income, operations or prospects of iCAD or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer; or

(vii)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

•	any material adverse change or changes shall have occurred in the business, condition (financial or other), assets, income or operations of iCAD or our majority-owned or wholly-owned subsidiaries.

Section 10 - Information Concerning iCAD.

We are adding the following prior to the last paragraph of this section:

The book value per share of our Common Stock on June 30, 2006 was $1.319.

Section 14- Material U.S. Federal Income Tax Consequences.

We are deleting the last paragraph of Section 14 of the Offer to Exchange and replacing it with the following:

We do not believe that this offer will change any of the terms of your Eligible Options if you do not accept the offer. However, if you choose not to accept the offer, regardless of whether such choice was voluntary or because your Eligible Options were not accepted by us for cancellation, and your Eligible Options are incentive stock options, it is possible that the Internal Revenue Service would decide that the right to tender your incentive stock options for cancellation under this offer is a "modification" of your incentive stock options. A successful assertion by the Internal Revenue Service that your incentive stock options are modified could extend the holding period of the incentive stock options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as non-qualified stock options.

The above description is only a summary of the U.S. federal income tax consequences of the exchange of Eligible Options or ability to participate in the exchange of Eligible Options under this offer, and is not intended to provide you with any tax advice in connection with this summary or this offer. We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in this offer.